U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

1.   Name and Address of Reporting Person: Robert K. Ipson,
      135 Waterford Circle, Rancho Mirage, CA 92270
2.   Issuer Name and Ticker or Trading Symbol: Powerball International, Inc.
          (PRBL)
3.   IRS or Social Security Number of Reporting Person (Voluntary):
4.   Statement for Month/Day/Year: 2/21/03
5.   If Amendment, Date of Original (Month/Day/Year):
6.   Relationship of Reporting Person(s) to Issuer (Check all Applicable)
     (X) Director (X) Officer, give title below (X) 10% Owner ( ) Other
     Title: Chairman and C.E.O.
7.   Individual or Joint/Group Filing (Check Applicable Line)
     (X) Form filed by One Reporting Person
     ( ) Form filed by More than One Reporting Person

TABLE I
NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
1. Title of Security:  Common Stock
2. Transaction Date (Month/Day/Year): 2/11/03
3. Transaction Code: J
4. Securities Acquired (A) or Disposed of (D): (D) 80,000
5. Amount of Securities Beneficially Owned Following Reported Transaction:
 i.      669,500
 ii.      27,600
 iii.    105,500
         -------
   Total 802,600

6. Ownership Form: Direct (D) or Indirect (I)
 i.   (D)
 ii.  (I)
 iii. (I)

7. Nature of Indirect Beneficial Ownership
 ii.  Held in IRA accounts
 iii. Held by Linda Ipson, spouse

TABLE II
DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF OR BENEFICIALLY OWNED
1. Title of Derivative Security:
2. Conversion or Exercise Price of Derivative Security:
3. Transaction Date (Month/Day/Year):
4. Transaction Code:
5. Number of Derivative Securities Acquired (A) or Disposed of (D):
6. Date Exercisable and Expiration Date (Month/Day/Year):
7. Title and Amount of Underlying Securities: Common Stock,
8. Price of Derivative Security: n/a (see explanation below)
9. Number of Derivative Securities Beneficially Owned at End of Month: -0-
10. Ownership Form of Derivative Security:  Direct (D) or Indirect (I): n/a
11.  Nature of Indirect Beneficial Ownership: n/a

Explanation of Responses: Mr. Ipson made a bona fide gift of the above securities.

Signature of Reporting Person: /S/ Robert K. Ipson
Date:     2/21/03